UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May/2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding





12 May 2003


RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP


Dear Sirs

Pearson plc (the Company) announces that on 9 May 2003, Pearson Employee Share Trustees Limited (the Trustee), as Trustee of the Pearson Employee Share Trust (the Trust), acquired 4,854 ordinary shares in the Company (Shares). These Shares were acquired at a price of 511.60p per Share under the Company's Dividend Reinvestment Plan in respect of the final dividend for the year ended 31 December 2002.

In consequence of the acquisition of Shares referred to above, the total number of Shares held by the Trustee has increased to 180,256 Shares.

As the Trust is a discretionary trust under which all employees (including executive directors) of the Pearson group are potential beneficiaries, each executive director is treated for Companies Act purposes as interested in the Shares referred to above.

Yours faithfully
PEARSON PLC


Stephen Jones
Deputy Secretary


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 12 May 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary